UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                                (Amendment No.1)

                    Under the Securities Exchange Act of 1934


                               GETTY IMAGES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    37427610
--------------------------------------------------------------------------------
                                 (CUSIP Number)

     David Abdoo                                   Han van Eijden
     25 Knightsbridge                              Vossenbeemd 51
     London SW1X 7RZ,                              5705 CL Helmond,
     England                                       The Netherlands
     44171 663 6363                                31 492 550545

                                 with a copy to:
                               Kathryn A. Campbell
                               Sullivan & Cromwell
                                St. Olave's House
                               9a Ironmonger Lane
                             London EC2V 8EY England
                                 44171 710 6500
--------------------------------------------------------------------------------
                 (Name, Address, and Telephone Numbers of Person
                Authorized to Receive Notices and Communications)


                                 March 31, 1998
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]



                                  Page 1 of 12
                           (Exhibit Index on Page 12)

--------------------
CUSIP NO. 37427610
--------------------
--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Carlton Communications Plc
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [  ]
                                                                   (b)  [  ]

--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS

     OO
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                        [  ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     England
--------------------------------------------------------------------------------
                           7.  SOLE VOTING POWER
  NUMBER OF                    0
    SHARES                 -----------------------------------------------------
BENEFICIALLY               8.  SHARED VOTING POWER
  OWNED BY                     0
    EACH                   -----------------------------------------------------
 REPORTING                 9.  SOLE DISPOSITIVE POWER
   PERSON                      0
    WITH                   -----------------------------------------------------
                           10. SHARED DISPOSITIVE POWER
                               0
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

     0
--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                     [  ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     HC
--------------------------------------------------------------------------------

--------------------
CUSIP NO. 37427610
--------------------
--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Carlton Communications BV
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [  ]
                                                                   (b)  [  ]

--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS

     OO
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                        [  ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     The Netherlands
--------------------------------------------------------------------------------
                           7.  SOLE VOTING POWER
  NUMBER OF                    0
    SHARES                 -----------------------------------------------------
BENEFICIALLY               8.  SHARED VOTING POWER
  OWNED BY                     0
    EACH                   -----------------------------------------------------
 REPORTING                 9.  SOLE DISPOSITIVE POWER
   PERSON                      0
    WITH                   -----------------------------------------------------
                           10. SHARED DISPOSITIVE POWER
                               0
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

     0
--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                     [  ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     CO
--------------------------------------------------------------------------------

         This Schedule 13D (the "Schedule 13D") is filed by Carlton Communications Plc, an English public limited company ("Carlton Plc"), and Carlton Communications BV, a private limited company organized under the laws of The Netherlands and an indirect wholly owned subsidiary of Carlton Plc ("Carlton BV" and together with Carlton Plc, the "Reporting Persons"), with respect to the shares of Common Stock (the "Common Stock") of Getty Images, Inc., a Delaware Corporation (the "Company").


ITEM 1.  SECURITY AND ISSUER.

         This Schedule 13D relates to the Common Stock of the Company. The principal executive offices of the Company are located at 500 North Michigan Avenue, Suite 1700, Chicago, Illinois 60611.


ITEM 2.  IDENTITY AND BACKGROUND.

         Carlton Plc is a media company with substantial businesses in UK commercial television and in the supply of products and services to the film, video and television industries worldwide.

         Carlton BV is an investment and financing company.

         The shares of Common Stock to which this Schedule 13D relates were acquired pursuant to a transaction described below in which Carlton BV received shares of the Company in exchange for Class A ordinary shares of Getty Communications plc (the "Class A Shares"), an English public limited company ("Getty Communications"). The Class A Shares of Getty were purchased by Carlton BV, and Carlton BV was the record owner of such shares. Thus, Carlton BV is the record owner of the shares of Common Stock of the Company that it received in exchange for the Class A Ordinary Shares. As the parent holding company of Carlton BV, Carlton Plc may be deemed to be the beneficial owner of such shares pursuant to Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

         The principal executive offices of Carlton Plc are located at 25 Knightsbridge, London SW1X 7RZ, England. The principal executive offices of Carlton BV are located at Vossenbeemd 51, 5705 CL Helmond, The Netherlands.

         Set forth in Schedule A attached hereto is certain information with respect to the directors and executive officers of each of the Reporting Persons.

         During the last five years, none of the Reporting Persons or, to the best of their respective knowledge, any of their respective directors or executive officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, U.S. federal or state securities laws or finding any violation of such laws.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The 1,869,381 shares of Common Stock that were deemed beneficially owned by the Reporting Persons were acquired by Carlton BV pursuant to a scheme of arrangement in accordance with the U.K. Companies Act 1985 between the Company and Getty Communications (the "Scheme of Arrangement") and a merger (the "Merger") among the Company, Getty Communications, PhotoDisc, Inc., a Washington corporation, and Print Merger, Inc., a Washington corporation and wholly owned subsidiary of the Company. The Scheme of Arrangement and Merger became effective on February 9, 1998. As a result of the Scheme of Arrangement and Merger, Getty Communications became a wholly owned subsidiary of the Company and Carlton BV received 1,869,381 shares of Common Stock in exchange for its 3,738,762 shares of Class A Shares.


ITEM 4.  PURPOSE OF TRANSACTION.

         As described in Item 3, Carlton BV acquired shares of Common Stock in the Company in exchange for its Class A Shares in the Scheme of Arrangement. On March 31, 1998 Carlton sold all of its shares of Common Stock in the Company.

ITEM 5.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         On March 31, 1998, Carlton Plc sold all of its shares of Common Stock in the Company. Carlton BV and Carlton Plc no longer beneficially own any of the Company's securities.

ITEM 6.  CONTRACTS ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE
         ISSUER.

         None.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Description                                          Exhibit No.
-----------                                          -----------

Joint Filing Agreement*                                    1

















--------------------
*        Previously filed.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 2, 1998

                                             CARLTON COMMUNICATIONS PLC


                                             By: /s/ David Abdoo
                                                --------------------------------
                                                Name:  David Abdoo
                                                Title: Secretary


                                             CARLTON COMMUNICATIONS BV


                                             By: /s/ Han van Eijden
                                                --------------------------------
                                                Name:  Han van Eijden
                                                Title: Managing Director

                                                                      SCHEDULE A


                  DIRECTORS, EXECUTIVE OFFICERS AND TRUSTEES OF
                              THE REPORTING PERSONS

CARLTON PLC

         Set forth below are the name, present principal occupation or employment and five-year employment history of each director and executive officer of Carlton Plc and the name, principal business and address of any corporation or organization in which such employment is conducted. Unless otherwise indicated, the business address of each of the following persons is the address of the principal executive offices of Carlton Plc. Unless otherwise indicated, each of the following persons is a citizen of England.

Michael P. Green

     Mr. Green has served as Chairman of Carlton Plc since 1983. He is Chairman of British Digital Broadcasting PLC, a Director of Independent Television News Limited and a non-executive Director of Reuters Group Plc.

Sir Derek Birkin, TD

     Sir Derek Birkin joined Carlton Plc as a non-executive Director in June 1992. He is a non-executive Director of The Merchants Trust PLC, Watmoughs (Holdings) PLC and Merck & Co., Inc. He is also an Advisory Director of Unilever PLC.

Bernard A. Cragg

     Bernard Cragg was appointed as Finance Director of Carlton Plc in 1987. He served as Group Financial Controller of Carlton Plc from 1985.

Anthony D. A. W. Forbes

     Anthony Forbes joined Carlton Plc as a non-executive Director in July 1994. He was joint senior partner of Cazenove & Co. from 1980 until 1994. He is a non-executive Director of Royal Sun Alliance Insurance Group plc,
     Watmoughs (Holdings) PLC and The Merchants Trust PLC.

David B. Green

     David Green became a non-executive Director of Carlton Plc in 1990. He is Chairman of Colefax and Fowler Group PLC.

Leslie F. Hill

     Leslie Hill was appointed to the Board of Carlton Plc in April 1994 following the takeover of Central Independent Television P.L.C. ("Central") and became a non-executive Director of Carlton Plc in December 1995. He was Chief Executive and then Chairman of Central from March 1991 to December 1995.

Sir Sydney Lipworth, QC

     Sir Sydney Lipworth joined Carlton Plc as a non-executive Director in November 1993. He is non-executive chairman of Zeneca Group PLC, Deputy Chairman of National Westminster Bank Plc and Chairman of the U.K. Financial Reporting Council. Previously, he was Chairman of the U.K. Monopolies and Mergers Commission.

June F. de Moller

     June de Moller was appointed Managing Director of Carlton Plc in July 1993. She has been a Director of Carlton Plc since February 1983. She is a non-executive Director of Anglian Water Plc.

Sir Brian Pitman

     Sir Brian Pitman became a non-executive Director of the Company in March 1998. He is Chairman of Lloyds TSB Group plc and Lloyds Bank plc. He is also a Director of the National Bank of New Zealand Limited and NBNZ Holdings Limited, a non-executive Director of Next plc and President of the Chartered Institute of Bankers.

Nigel N. Walmsley

     Nigel Walmsley joined the Board of Carlton Plc in October 1991. He was appointed Chairman of Carlton Television Limited in May 1994. He is a director of British Digital Broadcasting PLC, a non-executive Director of GMTV Limited and of Energis plc, and a Vice President of the Advertising Association.

Matthew J. Kearney

     Matthew Kearney joined Carlton Plc in 1993 and was appointed Associate Director in May 1996. This title indicates a senior officer position immediately below that of Executive Director.

The Hon. Piers J. H. Inskip

     Piers Inskip joined Carlton Plc in 1989 and was appointed an Associate Director in 1990.

David Abdoo

     David Abdoo joined Carlton Plc in 1988 and was appointed Company Secretary in 1991.

CARLTON BV

         Set forth below are the name, present principal occupation or employment and five-year employment history of each director and executive officer of Carlton BV and the name, principal business and address of any corporation or organization in which such employment is conducted. Unless otherwise indicated, the business address of each of the following persons is the address of the principal executive offices of Carlton BV.

Han J.C.J. van Eijden

     Mr. van Eijden has served as a Managing Director of Carlton BV since 1993. He is a Director of Primacor BV, Technicolor BV, Technicolor Videocassette BV, Technicolor Spain SA, Technicolor Scandinavia and Euphon Technicolor SpA. Mr. van Eijden is a citizen of The Netherlands.


Guiseppe Filardi

     Mr. Filardi has served as a Managing Director of Carlton BV since 1993. He is a Director of Technicolor Limited and Primacor BV and Managing Director of Technicolor SpA. Mr. Filardi is a citizen of Italy.

                                  EXHIBIT INDEX

Exhibit                                                        Page
Number             Description                                 Number
------             -----------                                 ------

1                  Joint Filing Agreement*
















--------------------
*   Previously filed.